Exhibit 12

LYONDELL CHEMICAL COMPANY
STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	For the period from December 21 through December 31,	For the period from January 1 through December 20,	For the year ended December 31,
Millions of dollars, except ratio data	2007	2007	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes	$(169)	$170	$1,146	$733	$152	$(481)
Deduct income (loss) from equity investments	- -	2	78	124	451	(103)
Add distributions of earnings from equity investments	- -	- -	73	123	424	144
Earnings adjusted for equity investments	(169)	168	1,141	732	125	(234)
Fixed charges:
Interest expense, gross	56	614	648	634	464	415
Portion of rentals representative of interest	3	96	69	59	25	22
Total fixed charges before capitalized interest	59	710	717	693	489	437
Capitalized interest	- -	- -	- -	- -	- -	19
Total fixed charges including capitalized interest	59	710	717	693	489	456
Earnings before fixed charges	$(110)	$878	$1,858	$1,425	$614	$203
Ratio of earnings to fixed charges (a)	- -	1.2	2.6	2.1	1.3	- -

(a)	For the eleven days ended December 31, 2007, and for the year 2003, earnings were insufficient to cover fixed charges by $169 million and $253 million, respectively.